UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Rubicon Technologies, Inc.

(Name of Issuer)

Class A Common Stock, with par value $0.0001per share

(Title of Class of Securities)

78112J109

(CUSIP Number)

May 21, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78112J109

1.	Name of Reporting Person Mizzen Capital, LP 83-4667263
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,651,274 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 5,651,274 shares
	8.	Shared Dispositive Power 0 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,651,274 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.7%
12.	Type of Reporting Person (See Instructions) IV

CUSIP No. 78112J109

1.	Name of Reporting Person Elizabeth Karter
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,651,274 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 5,651,274 shares
	8.	Shared Dispositive Power 0 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,651,274 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.7%
12.	Type of Reporting Person (See Instructions) IV

CUSIP No. 78112J109

1.	Name of Reporting Person Marilyn Adler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,651,274 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 5,651,274 shares
	8.	Shared Dispositive Power 0 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,651,274 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.7%
12.	Type of Reporting Person (See Instructions) IV

CUSIP No. 78112J109

1.	Name of Reporting Person Chen Li
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,651,274 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 5,651,274 shares
	8.	Shared Dispositive Power 0 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,651,274 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.7%
12.	Type of Reporting Person (See Instructions) IV

Item 1.

(a)	Name of Issuer: Rubicon Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 335 Madison Avenue, 4th Floor New York, NY 10017

Item 2.

(a)	Name of Person Filing: This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

	(i)	Mizzen Capital LP (the “Mizzen LP”)
	(ii)	Elizabeth Karter (“Ms. Karter”)
	(iii)	Marilyn Adler (“Ms. Adler”)
	(iv)	Chen Li (“Ms. Li”)

(b)	Address of Principal Business Office or, if none, Residence: The principal business address of each of the Reporting Persons is 263 Tresser Blvd, 9th Floor, Stamford, CT 06901

(c)	Citizenship: Mizzen LP is a Delaware limited partnership, and each of the other Reporting Persons is a citizen of the United States.[1]

(d)	Title of Class of Securities: Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”)

(e)	CUSIP Number: 78112J109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

[Not Applicable.]

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person.

Mizzen LP holds directly 5,651,274 shares of Class A Common Stock. All such shares of Class A Common Stock are held indirectly by each of Ms. Karter, Ms. Adler and Ms. Li, whom exercise the right to vote or dispose such securities through Mizzen Capital GP, LLC the general partner of Mizzen LP, by unanimous consent. Each of Ms. Karter, Ms. Adler and Ms. Li disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein.

The securities described above represent in the aggregate approximately 9.7% of the outstanding shares of Class A Common Stock, calculated based upon 58,438,780 shares of Class A Common Stock outstanding as of May 22, 2024, as provided by the Issuer.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 24, 2024

MIZZEN CAPITAL, LP

By:	Mizzen Capital GP, LLC
Name:	Elizabeth Karter
Its:	Managing Member

/s/ Elizabeth Karter
Elizabeth Karter

/s/ Marilyn Adler
Marilyn Adler

/s/ Chen Li
Chen Li

Exhibit 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: May 24, 2024

MIZZEN CAPITAL, LP

By:	Mizzen Capital GP, LLC
Name:	Elizabeth Karter
Its:	Managing Member

/s/ Elizabeth Karter
Elizabeth Karter

/s/ Marilyn Adler
Marilyn Adler

/s/ Chen Li
Chen Li